Exhibit 99.1

Contact:	Trinity Biotech plc John Gillard (353)-1-2769800	Lytham Partners, LLC Joe Diaz (1)-602-889-9700 E-mail: investorrelations@trinitybiotech.com

Trinity Biotech Announces the Successful Closing of the $30
Million Sale of its Life Sciences Supply Business to Biosynth

DUBLIN, Ireland, April 27, 2023 (GLOBE NEWSWIRE) -- Trinity Biotech plc (Nasdaq: TRIB) (the “Company”), a leading developer and manufacturer of diagnostic solutions for the point-of-care and clinical laboratory markets, today announced that it has closed the recently announced sale of its Fitzgerald Industries life sciences supply business, consisting of Benen Trading Ltd and Fitzgerald Industries International, Inc, to Biosynth for cash proceeds of approximately $30 million subject to customary adjustments. Biosynth is owned, amongst others, by KKR, Ampersand Capital Partners and management.

The Company has used approximately $11 million of the proceeds of the sale to repay approximately $10.1 million of its senior secured debt held by Perceptive Advisors plus an approximately $900,000 early repayment penalty. In connection with this transaction, the Company has entered into an amendment to its senior secured term loan credit facility with Perceptive Advisors, which significantly reduces the Company’s minimum revenue covenants under that loan.

Trinity Biotech wishes the Fitzgerald Industries team and Biosynth all the very best for the future.

Forward-Looking Statements

Certain statements made in this release that are not historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements.  These forward-looking statements involve known and unknown risks and uncertainties.  Many factors could cause the actual results, performance or achievements of Trinity Biotech to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, but not limited to, the results of research and development efforts, risks associated with the outbreak and global spread of the coronavirus (COVID-19), the effect of regulation by the U.S. Food and Drug Administration and other agencies, the impact of competitive products, product development commercialization and technological difficulties.  For additional information regarding these and other risks and uncertainties associated with Trinity Biotech’s business, reference is made to our reports filed from time to time with the U.S. Securities and Exchange Commission.  We undertake no obligation to update or revise any forward-looking statements for any reason.

About Trinity Biotech

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com